CHARLES T. HOUGHTON
P.O. Box 847
Colorado Springs, Colorado 80901

August 25, 2015

VIA EMAIL: greengrotech@gmail.com and owen@owenn.com

Mr. James Haas
Mr. Owen Naccarato

Re: Resignation from Board of Directors

Gentlemen,

Due to certain recent activities of Gala Global, Inc., I am resigning as a member of the Board of Directors. This resignation is effective immediately.

Further, since I am resigning, and I do not know Mr. Calvin Frye, I cannot sign the requested Resolutions.

I am sorry that I must take this course of action. I wish you and the company the best in your future endeavors.

____
Charles T. Houghton